# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xanadu Quantum Technologies Limited, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0001728358
Persons authorized to receive notices and communications: John Berton, 2 St. Clair Ave West, Suite 1400, Toronto, Ontario Canada (A6), M4V 1L5, 416-868-9696

## Reporting persons
- Georgian Partners Growth Fund (International) IV, LP (CIK 0001728358): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 18,232,117; sole dispositive power 0; shared dispositive power 18,232,117; aggregate amount beneficially owned 18,232,117 (29.7% of the class)
  Comment: The shares reported on this cover page are held of record by Georgian International IV (as defined in Item 2(a) below) and consist of (i) 129,108 shares of Class B Subordinate Voting Shares ("Class B Shares") and (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Multiple Voting Shares ("Class A Shares"). Georgian IV Ultimate GP (as defined in Item 2(a) below) is the sole general partner of Georgian IV Direct GP (as defined in Item 2(a) below), which is the sole general partner of Georgian International IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment, and dispositive power with respect to these securities. Georgian Partners (as defined in Item 2(a) below) is the manager of Georgian International IV and makes all investment decisions with respect to the shares held by Georgian International IV and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 61,387,445 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in its Form 20-F, filed with the Securities and Exchange Commission on April 1, 2026 (the "Form 20-F") plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held by Georgian International IV.
- Georgian Partners Growth Fund IV, LP (CIK 0001728373): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,010,982; sole dispositive power 0; shared dispositive power 10,010,982; aggregate amount beneficially owned 10,010,982 (18.8% of the class)
  Comment: The shares reported on this cover page are held of record by Georgian IV (as defined in Item 2(a) below) and consist of (i) 70,892 Class B Shares and (ii) 9,940,090 Class B Shares issuable upon conversion of Class A Shares. Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment, and dispositive power with respect to these securities. Georgian Partners is the manager of Georgian IV and makes all investment decisions with respect to the shares held by Georgian IV and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 53,224,526 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in the Form 20-F plus (ii) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held by Georgian IV.
- Georgian Partners IV GP, LP (CIK 0001871538): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 28,243,099; sole dispositive power 0; shared dispositive power 28,243,099; aggregate amount beneficially owned 28,243,099 (39.6% of the class)
  Comment: The shares reported on this cover page consist of (i) 129,108 Class B Shares held of record by Georgian International IV, plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held of record by Georgian International IV, plus (iii) 70,892 Class B Shares held of record by Georgian IV, plus (iv) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held of record by Georgian IV. Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of each of Georgian International IV and Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment, and dispositive power with respect to the respective securities held by each of Georgian International IV and Georgian IV. Georgian Partners is the manager of Georgian International IV and Georgian IV and makes all investment decisions with respect to the shares held by each of Georgian International IV and Georgian IV and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Georgian International IV and Georgian IV, respectively.
  
  The percentage in Row 13 is based on 71,327,535 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in the Form 20-F, plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held by Georgian International IV, plus (iii) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held by Georgian IV.
- Georgian Partners IV GP Inc. (CIK 0001871508): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 28,243,099; sole dispositive power 0; shared dispositive power 28,243,099; aggregate amount beneficially owned 28,243,099 (39.6% of the class)
  Comment: The shares reported on this cover page consist of (i) 129,108 Class B Shares held of record by Georgian International IV, plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held of record by Georgian International IV, plus (iii) 70,892 Class B Shares held of record by Georgian IV, plus (iv) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held of record by Georgian IV. Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of each of Georgian International IV and Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment, and dispositive power with respect to the respective securities held by each of Georgian International IV and Georgian IV. Georgian Partners is the manager of each of Georgian International IV and Georgian IV and makes all investment decisions with respect to the shares held by each of Georgian International IV and Georgian IV and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Georgian International IV and Georgian IV, respectively.
  
  The percentage in Row 13 is based on 71,327,535 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in the Form 20-F, plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held by Georgian International IV, plus (iii) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held by Georgian IV.
- Georgian Fund IV X Invest L.P. (CIK 0002126508): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,471,055; sole dispositive power 0; shared dispositive power 1,471,055; aggregate amount beneficially owned 1,471,055 (3.3% of the class)
  Comment: The shares reported on this cover page are held by Georgian X Invest (as defined in Item 2(a) below) and consist of 1,471,055 Class B Shares issuable upon conversion of Class A Shares. Georgian X Invest GP (as defined in Item 2(a) below) is the sole general partner of Georgian X Invest and may be deemed to have voting, investment, and dispositive power with respect to these securities. Georgian Partners is the manager of Georgian X Invest and makes all investment decisions with respect to the shares held by Georgian X Invest and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 44,755,491 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in the Form 20-F plus (ii) 1,471,055 Class B Shares issuable upon conversion of Class A Shares held by Georgian X Invest.
- Georgian Partners Investment GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,471,055; sole dispositive power 0; shared dispositive power 1,471,055; aggregate amount beneficially owned 1,471,055 (3.3% of the class)
  Comment: The shares reported on this cover page are held by Georgian X Invest and consist of 1,471,055 Class B Shares issuable upon conversion of Class A Shares. Georgian X Invest GP is the sole general partner of Georgian X Invest and may be deemed to have voting, investment, and dispositive power with respect to these securities. Georgian Partners is the manager of Georgian X Invest and makes all investment decisions with respect to the shares held by Georgian X Invest and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 44,755,491 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in the Form 20-F plus (ii) 1,471,055 Class B Shares issuable upon conversion of Class A Shares held by Georgian X Invest.
- Georgian Partners Growth LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,714,154; sole dispositive power 0; shared dispositive power 29,714,154; aggregate amount beneficially owned 29,714,154 (40.8% of the class)
  Comment: The shares reported on this cover page consist of (i) 129,108 Class B Shares held of record by Georgian International IV, plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held of record by Georgian International IV, plus (iii) 70,892 Class B Shares held of record by Georgian IV, plus (iv) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held of record by Georgian IV, plus (v) 1,471,055 Class B shares issuable upon conversion of Class A shares held of record by Georgian X Invest. Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of each of Georgian International IV and Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment, and dispositive power with respect to the securities held by each of Georgian International IV and Georgian IV, respectively. Georgian X Invest GP is the sole general partner of Georgian X Invest and may be deemed to have voting, investment, and dispositive power with respect to the securities held by Georgian X Invest. Georgian Partners is the manager of Georgian International IV, Georgian IV and Georgian X Invest and makes all investment decisions with respect to the shares held by each of Georgian International IV, Georgian IV and Georgian X Invest and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 72,798,590 Class B Shares, which consists of (i) 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported by the Issuer in the Form 20-F, plus (ii) 18,103,009 Class B Shares issuable upon conversion of Class A Shares held by Georgian International IV, plus (iii) 9,940,090 Class B Shares issuable upon conversion of Class A Shares held by Georgian IV, plus (iv) 1,471,055 Class B shares issuable upon conversion of Class A Shares held by Georgian X Invest.

## Item 1. Security and Issuer
Title of class of securities: Class B Subordinate Voting Shares, without par value
Name of issuer: Xanadu Quantum Technologies Limited
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Comment: This joint statement on Schedule 13D (this "Statement") is filed with respect to the Class B Subordinate Voting Shares, without par value, of Xanadu Quantum Technologies Limited (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by each of Georgian Partners Growth Fund (International) IV, LP ("Georgian International IV"), Georgian Partners Growth Fund IV, LP ("Georgian IV"), Georgian Partners IV GP, LP ("Georgian IV Direct GP"), Georgian Partners IV GP Inc. ("Georgian IV Ultimate GP"), Georgian Fund IV X Invest L.P. ("Georgian X Invest"), Georgian Partners Investment GP Inc ("Georgian X Invest GP") and Georgian Partners Growth LP ("Georgian Partners", and together with Georgian International IV, Georgian IV, Georgian IV Direct GP, Georgian IV Ultimate GP, and Georgian X Invest the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person's pecuniary interest therein.
Residence or business address: 2 St. Clair Ave West, Suite 1400, Toronto, Ontario M4V 1L5, Canada
Present principal occupation or employment: Each of Georgian International IV, Georgian IV and Georgian X Invest are growth equity investment entities and each of Georgian IV Direct GP and Georgian X Invest GP are the general partners of the growth equity investment entities. Georgian Partners is the manager of the growth equity investment entities.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Georgian International IV, Georgian IV, Georgian IV Direct GP, Georgian X Invest and Georgian Partners is a limited partnership organized under the laws of Ontario, Canada. Georgian IV Ultimate GP and Georgian X Invest GP are corporations organized under the laws of Ontario, Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 26, 2026, the Issuer announced the completion of its previously announced business combination with Crane Harbor Acquisition Corp. ("CHAC"), a publicly traded special purpose acquisition company, and Xanadu Quantum Technologies Inc. ("Old Xanadu") (the "Business Combination"), a US$275 million PIPE financing (the "PIPE Financing"), and the expected trading of Xanadu's Class B Subordinate Voting Shares on Nasdaq and the Toronto Stock Exchange (the "TSX") under the ticker symbol "XNDU" starting on March 27, 2026. Pursuant to the Business Combination, the Reporting Persons acquired securities of Xanadu based on their holdings in Old Xanadu, and the participation by certain of the Georgian Funds in the PIPE Financing, as follows: (i) 1,471,055 Class A Multiple Voting Shares were issued upon the exchange of 130,370 Old Xanadu voting common shares held by Georgian X; (ii) 18,103,009 Class A Multiple Voting Shares were issued upon the exchange of 1,604,351 Old Xanadu voting common shares held by Georgian International IV; (iii) 9,940,090 Class A Multiple Voting Shares were issued upon the exchange of 880,925 Old Xanadu voting common shares held by Georgian IV; and (iv) 129,108 and 70,892 Class B Subordinate Voting Shares were issued to Georgian International IV and Georgian IV, respectively, in connection with their participation in the PIPE Financing.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class B Subordinate Voting Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class B Subordinate Voting Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of each of Georgian International IV, Georgian IV, Georgian X Invest and Georgian IV Direct GP and the governing documents of Georgian IV Ultimate GP and Georgian X Invest GP, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

The Georgian Funds (a) as former holders of Old Xanadu common shares and preferred shares, remain subject to the terms and conditions of (i) a right of first refusal and co-sale agreement with Old Xanadu, and (ii) an investor and registration rights agreement with Old Xanadu, and (b) have entered into a new investor and registration rights agreement (the "Rights Agreement") with Xanadu, among others. Pursuant to these agreements and the terms of the Business Combination, the Georgian Funds remain subject to customary provisions that restrict the Georgian Funds' ability to lend, offer, pledge, sell, transfer or otherwise dispose of the securities acquired in connection with the Business Combination for a period of up to 180 days following the closing date of the Business Combination, subject to customary exceptions and any earlier waiver or termination in accordance with their terms.

The Georgian Funds also entered into a coattail agreement (the "Coattail Agreement") with Xanadu and Computershare Trust Company of Canada, among others, as required by the rules of the TSX, containing customary provisions for dual-class, TSX-listed corporations, designed to ensure that in the event of a take-over bid, holders of the Company's Class B Subordinate Voting Shares participate on an equal footing with holders of Class A Multiple Voting Shares.

The foregoing descriptions of the Rights Agreement and the Coattail Agreement do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement and form of Coattail Agreement, copies of which are filed as Exhibits 2 and 3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Business Combination Agreement, dated November 3, 2025, by and among Crane Harbor Acquisition Corp., Xanadu Quantum Technologies Limited and Xanadu Quantum Technologies Inc. (incorporated by reference to Exhibit 2.1 to Xanadu Quantum Technologies Limited's Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).

Exhibit 2: Investor and Registration Rights Agreement, dated March 26, 2026, by and among Xanadu Quantum Technologies Limited, Crane Harbor Sponsor, LLC and the other parties listed in Schedule A thereto (incorporated by reference to Exhibit 2.3 to the Issuer's Shell Company Report on Form 20-F (File No. 001-43205) filed with the SEC on April 1, 2026).

Exhibit 3: Coattail Agreement, dated March 26, 2026, by and among Xanadu Quantum Technologies Limited, Computershare Trust Company of Canada, and the parties thereto (incorporated by reference to Exhibit 2.3 to the Issuer's Shell Company Report on Form 20-F (File No. 001-43205) filed with the SEC on April 1, 2026).

## Signatures
- Georgian Partners Growth Fund (International) IV, LP: /s/ John Berton, John Berton, Managing Director of Georgian Partners IV GP Inc., the general partner of the GP of Georgian Partners Growth Fund (International) IV, LP (04/08/2026)
- Georgian Partners Growth Fund IV, LP: /s/ John Berton, John Berton, Managing Director of Georgian Partners IV GP Inc., the general partner of the general partner of Georgian Partners Growth Fund IV, LP (04/08/2026)
- Georgian Partners IV GP, LP: /s/ John Berton, John Berton, Managing Director of Georgian Partners IV GP Inc., the general partner of Georgian Partners IV GP, LP (04/08/2026)
- Georgian Partners IV GP Inc.: /s/ John Berton, John Berton, Managing Director (04/08/2026)
- Georgian Fund IV X Invest L.P.: /s/ John Berton, John Berton, Managing Director of Georgian Partners IV GP Inc., the general partner of Georgian Fund IV X Invest, L.P. (04/08/2026)
- Georgian Partners Investment GP Inc.: /s/ John Berton, John Berton, Managing Director (04/08/2026)
- Georgian Partners Growth LP: /s/ John Berton, John Berton, Managing Director (04/08/2026)